 Exhibit 99.6

RESAAS Services Inc.

1550 – 401 West Georgia Street
Vancouver, BC V6B 5A1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 30, 2017

AND

INFORMATION CIRCULAR

Dated May 30, 2017

This document requires immediate attention. If you are in doubt as to how to deal with the documents or matters referred to in this Information Circular, you should immediately contact your advisor.

RESAAS Services Inc.
1550 – 401 West Georgia Street
Vancouver, BC V6B 5A1

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the “Meeting”) of the holders of common shares of RESAAS Services Inc. (the “Company”) will be held at 1550 – 401 West Georgia Street, Vancouver, BC V6B 5A1, on Friday, June 30, 2017 at 3:00 p.m. (Pacific Time), for the following purposes:

1.	to receive the audited financial statements of the Company for the fiscal year ended December 31, 2016, together with the report of the auditor thereon;

2.	to elect the directors of the Company to hold office until the next annual meeting of shareholders;

3.	to reappoint KPMG LLP as the auditor of the Company for the ensuing year and to authorize the Board of Directors to fix the remuneration to be paid to the auditor; and

4.	to transact such other business as may be properly brought before the Meeting or any adjournment or postponement thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to, and expressly made a part of, this Notice of Meeting.

The Board of Directors has fixed May 29, 2017 as the record date for the determination of shareholders entitled to receive notice of and to vote at the Meeting and at any adjournment or postponement thereof. Each registered shareholder at the close of business on that date is entitled to receive such notice and to vote at the Meeting in the circumstances set out in the accompanying Information Circular.

If you are a registered shareholder and are unable to attend the Meeting in person, please complete, date and sign the accompanying form of proxy and deposit it with the Company’s transfer agent, Computershare Investor Services Inc., Proxy Department, 8th Floor, 100 University Avenue, Toronto, ON M5J 2Y1 no later than 3:00 p.m. (Pacific Time) on Wednesday, June 28, 2017, or at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) before the time and date of any adjournment or postponement of the Meeting.

If you are a non-registered shareholder and received this Notice of Meeting and accompanying materials through a broker, financial institution, participant, trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your securities on your behalf (each, an “Intermediary”), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

Dated at Vancouver, British Columbia as of May 30, 2017.

BY ORDER OF THE BOARD OF DIRECTORS

“Cameron Shippit”

Cameron Shippit
Chief Financial Officer, Secretary and Director

RESAAS Services Inc.
1550 – 401 West Georgia Street
Vancouver, BC V6B 5A1

INFORMATION CIRCULAR

INTRODUCTION

This Information Circular accompanies the notice of annual general meeting (the “Notice”) and is furnished to shareholders holding common shares in the capital of RESAAS Services Inc. (“we”, “us”, “our”, the “Company”) in connection with the solicitation by the management of the Company of proxies to be voted at the annual general meeting (the “Meeting”) of shareholders to be held at 3:00 p.m. (Pacific Time) on Friday, June 30, 2017 at 1550 – 401 West Georgia Street, Vancouver, BC V6B 5A1, or at any adjournment or postponement thereof.

Date and Currency

The date of this Information Circular is May 30, 2017. Unless otherwise stated, all amounts herein are in Canadian dollars.

PROXIES AND VOTING RIGHTS

Management Solicitation

The solicitation of proxies by management of the Company will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by the directors, officers and employees of the Company. The Company does not reimburse shareholders, nominees or agents for costs incurred in obtaining from their principals authorization to execute forms of proxy, except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this proxy material to their customers, and the Company will reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

No person has been authorized to give any information or to make any representation other than as contained in this Information Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Information Circular. This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

The Company has arranged for intermediaries to forward the Meeting materials to beneficial owners of common shares of the Company held of record by those intermediaries. The Company has distributed or made available for distribution, copies of the Notice, this Information Circular and form of proxy to clearing agencies, securities dealers, banks and trust companies or their nominees (collectively, the “Intermediaries”) for distribution to holders (the “Beneficial Shareholders”) of common shares held of record by those Intermediaries. Such Intermediaries are required to forward such documents to the Beneficial Shareholders unless a Beneficial Shareholder has waived the right to receive them. The solicitation of proxies from Beneficial Shareholders will be carried out by either the Intermediaries or by the Company if the names and addresses of the Beneficial Shareholders are provided by the Intermediaries. The Company will pay the permitted fees and costs of the Intermediaries for reasonable fees and disbursements incurred in connection with the distribution of such materials.

The Company will not be paying for intermediaries to forward to objecting beneficial owners under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) the proxy-related materials and Form 54-101F7 Request for Voting Instructions Made by Intermediary.

The materials are being sent to both registered and non-registered owners of common shares. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding securities on your behalf.

Appointment of Proxy

Registered holders of common shares of the Company are entitled to vote at the Meeting. On a show of hands, every shareholder is entitled to one vote for each common share that such shareholder holds on the record date of May 29, 2017 on the resolutions to be voted upon at the Meeting, and any other matter to come before the Meeting. The list of shareholders is available for inspection during normal business hours at the offices of the Company’s transfer agent, Computershare Investor Services Inc. (the “Transfer Agent”), located at 510 Burrard Street, 3rd Floor, Vancouver, BC V6C 3B9, and will be available at the Meeting.

The persons named as proxyholders (the “Designated Persons”) in the enclosed form of proxy are directors and officers of the Company.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR OR ON BEHALF OF THAT SHAREHOLDER AT THE MEETING, OTHER THAN THE DESIGNATED PERSONS NAMED IN THE ENCLOSED FORM OF PROXY.

TO EXERCISE THE RIGHT, THE SHAREHOLDER MAY DO SO BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE NAME OF SUCH OTHER PERSON AND, IF DESIRED, AN ALTERNATE TO SUCH PERSON, IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY. SUCH SHAREHOLDER SHOULD NOTIFY THE NOMINEE OF THE APPOINTMENT, OBTAIN THE NOMINEE’S CONSENT TO ACT AS PROXY AND SHOULD PROVIDE INSTRUCTION TO THE NOMINEE ON HOW THE SHAREHOLDER’S SHARES SHOULD BE VOTED. THE NOMINEE SHOULD BRING PERSONAL IDENTIFICATION TO THE MEETING.

In order to be voted, a completed form of proxy must be received by the Transfer Agent at its offices by mail or fax no later than 3:00 p.m. (Pacific Time) on Wednesday, June 28, 2017, or at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) before the time and date of any adjournment or postponement of the Meeting.

A proxy may not be valid unless it is dated and signed by the shareholder who is giving it or by that shareholder’s attorney-in-fact duly authorized by that shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer or attorney-in-fact for the corporation. If a form of proxy is executed by an attorney-in-fact for an individual shareholder or joint shareholders, or by an officer or attorney-in-fact for a corporate shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarially certified copy thereof, must accompany the form of proxy.

Revocation of Proxies

A shareholder who has given a proxy may revoke it at any time before it is exercised by an instrument in writing: (a) executed by that shareholder or by that shareholder’s attorney-in-fact authorized in writing or, where the shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either: (i) to the Company at the address set forth above, at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (ii) to the Chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (iii) in any other manner provided by law.

Also, a proxy will automatically be revoked by either: (i) attendance at the Meeting and participation in a poll (ballot) by a shareholder, or (ii) submission of a subsequent proxy in accordance with the foregoing procedures. A revocation of a proxy does not affect any matter on which a vote has been taken prior to any such revocation.

Voting of Common Shares and Proxies and Exercise of Discretion by Designated Persons

A shareholder may indicate the manner in which the Designated Persons are to vote with respect to a matter to be voted upon at the Meeting by marking the appropriate space. If the instructions as to voting indicated in the proxy are certain, the common shares represented by the proxy will be voted or withheld from voting in accordance with the instructions given in the proxy. If the shareholder specifies a choice in the proxy with respect to a matter to be acted upon, then the common shares represented thereby will be voted or withheld from the vote on that matter accordingly. The common shares represented by a proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, such common shares will be voted accordingly.

IF NO CHOICE IS SPECIFIED IN THE PROXY WITH RESPECT TO A MATTER TO BE ACTED UPON, THE PROXY CONFERS DISCRETIONARY AUTHORITY WITH RESPECT TO THAT MATTER UPON THE DESIGNATED PERSONS NAMED IN THE FORM OF PROXY. IT IS INTENDED THAT THE DESIGNATED PERSONS WILL VOTE THE COMMON SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF THE COMPANY’S BOARD OF DIRECTORS FOR DIRECTORS AND AUDITOR.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice, and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company is not aware of any such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from, or withholding of, the voting of common shares on any matter, the common shares that are the subject of the abstention or withholding will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set out in this section is of significant importance to those shareholders who do not hold common shares in their own name (referred to herein as “Beneficial Shareholders”). Beneficial Shareholders should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of common shares can be recognized and acted upon at the Meeting. If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in the shareholder’s name on the records of the Company. Such common shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In the United States, the vast majority of such common shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person well in advance of the Meeting.

The Company generally does not have access to the names of Beneficial Shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. The form of proxy supplied to Beneficial Shareholders by their broker (or the agent of the broker) is similar to the form of proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of a Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and Canada. Broadridge typically prepares a special voting instruction form, mails this form to the Beneficial Shareholders and asks for appropriate instructions regarding the voting of common shares to be voted at the Meeting. Beneficial Shareholders are requested to complete and return the voting instructions to Broadridge by mail or facsimile. Alternatively, Beneficial Shareholders can call a toll-free number and access Broadridge’s dedicated voting website (each as noted on the voting instruction form) to deliver their voting instructions and to vote the common shares held by them. Broadridge will then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of common shares to be represented at the Meeting. Beneficial Shareholders who receive a Broadridge voting instruction form cannot use that form as a proxy to vote their common shares directly at the Meeting. Rather, such a voting instruction form must be returned to Broadridge well in advance of the Meeting in order to have their common shares voted at the Meeting.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of their broker (or agent of the broker), Beneficial Shareholders may attend at the Meeting as proxyholders for registered shareholders and vote their common shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their common shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, Beneficial Shareholders may request in writing that their broker send them a legal proxy which would enable the Beneficial Shareholders to attend the Meeting and vote their common shares.

All references to shareholders in this Information Circular are to registered shareholders, unless specifically stated otherwise.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue an unlimited number of common shares without par value. As of the record date, determined by the Board of Directors of the Company (the “Board”) to be the close of business on May 29, 2017 (the “Record Date”), a total of 39,264,283 common shares were issued and outstanding. Each common share carries the right to one vote at the Meeting.

Only registered shareholders as of the Record Date are entitled to receive notice of, and to attend and vote at, the Meeting or any adjournment or postponement thereof.

To the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, common shares carrying more than 10% of the voting rights attached to the outstanding common shares of the Company, other than as set forth below:

Name of Shareholder	Number of Common Shares Owned	Percentage of Outstanding Common Shares (1)
CDS & Co.	37,926,252 (2)	96.6
Cory Brandolini	3,978,851	10.1
Adrian Barrett	4,004,500	10.2

(1)	Based on 39,264,283 common shares issued and outstanding as of the date of this Information Circular.

(2)	Management of the Company is unaware of the beneficial holders of common shares registered in the name of CDS & Co.

PARTICULARS OF MATTERS TO BE ACTED UPON

Presentation of Financial Statements

The audited financial statements of the Company for the financial year ended December 31, 2016, together with the report of the auditor thereon, will be placed before the Meeting. Receipt at the Meeting of the financial statements will not constitute approval or disapproval of any matters referred to therein. No vote will be taken on the financial statements. The financial statements are available on SEDAR at www.sedar.com.

Pursuant to National Instrument 51-102 Continuous Disclosure Obligations and NI 54-101, a person or corporation who in the future wishes to receive annual and interim financial statements from the Company must deliver a written request for such material to the Company. Shareholders who wish to receive annual and interim financial statements are encouraged to complete the appropriate section on the request form attached to this Information Circular and send it to the Transfer Agent.

Election of Directors

At present, the directors of the Company are elected at each annual meeting of shareholders and hold office until the next annual meeting or until their successors are duly elected or appointed in accordance with the Articles of the Company, or until their earlier death, resignation or removal. In the absence of instructions to the contrary, the enclosed form of proxy will be voted for the nominees listed in the form of proxy, all of whom are presently members of the Board of Directors.

Management of the Company proposes to nominate the persons named in the table below for election as directors of the Company by the shareholders. Information concerning such persons, as furnished by the individual nominees, as of the date of this Information Circular, is as follows:

Name, Province/State and Country of Residence and Position(s)	Principal Occupation Business or Employment for Last Five Years (1)	Director Since	Number of Common Shares Owned (1)
Cory Brandolini (2) British Columbia, Canada Chairman, Director	Officer of the Company	June 4, 2009	3,978,851
Cameron Shippit British Columbia, Canada Chief Financial Officer, Secretary, Director	Officer of the Company	June 5, 2009	1,544,518 (3)
Thomas Rossiter British Columbia, Canada President, Chief Executive Officer, Director	Officer of the Company; Former Managing Director at Lightmaker Vancouver (Internet) Inc. (Website and application design-and-build agency); Former Technical Manager at Lightmaker UK Ltd.	April 30, 2012	16,497
Adrian Barrett (2) British Columbia, Canada Director	Founder and Chairman of Lightmaker Vancouver (Internet) Inc., and of Lightmaker USA Inc., and of Lightmaker UK Ltd., and of Lightmaker Property Manager (LMPM) Inc., and of Lightmaker Group Ltd. (a holdings company for several website and application design-and-build agencies)	December 7, 2009	4,004,500
J. Chris Morgando (2) Nevada, USA Director	Self-employed consultant; Founding Director of First 100, LLC (Hybrid Real Estate Factoring/REIT)	June 5, 2009	225,000
Pierre Chadi Québec, Canada Director	Former VP of Investments of Anges Québec Capital; Former Eastern Regional Director for Microsoft Canada	May 8, 2017	200,000 (4)

(1)	The number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised, at the date of this Information Circular, is based upon information furnished to the Company by the individual nominees. In addition, it does not include options to purchase common shares held by such nominees.

(2)	Member of the audit committee.

(3)	Includes 1,480,050 shares held by Mr. Shippit and 64,468 shares held by Mr. Shippit’s spouse.

(4)	Includes 56,790 shares held by Mr. Chadi and 143,210 shares held by Mr. Chadi’s spouse.

Management recommends that shareholders vote FOR the election of each of the nominees listed above.

Management does not contemplate that any of its nominees will be unable to serve as directors. If any vacancies occur in the slate of nominees listed above before the Meeting, then the Designated Persons intend to exercise discretionary authority to vote the common shares represented by proxy for the election of any other persons as directors.

Cease Trade Orders

To the Company’s knowledge, other than as disclosed herein, no proposed director of the Company is, or has been, within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company that:

(a)	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)	was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

J. Chris Morgando, a director of the Company, was also a director of Itiva Digital Media Corp. (“Itiva”) a position he held from August 16, 2008 to February 3, 2011. Cory Brandolini, the CEO, Chairman and a director of the Company, was a director of Itiva from October 2, 2006 to September 21, 2007. On July 30, 2009, Itiva was subject to a cease order (the “CTO”) issued by the British Columbia Securities Commission (the “BCSC”) for failing to file a report of exempt distribution after distributing securities in reliance upon certain prospectus exemptions (the “Distributions”) to investors resident in British Columbia. A portion of the Distributions occurred while Mr. Brandolini served as a director of Itiva; however, Mr. Brandolini was not a director of Itiva while the CTO was in effect. All of the distributions occurred prior to Mr. Morgando serving as a director, though Mr. Morgando was a director while the CTO was in effect. The necessary reports of exempt distribution were filed with the BCSC on August 6, 2009 and the CTO was lifted on October 6, 2009.

Bankruptcies

No proposed director of the Company is, or has been within 10 years before the date of this Information Circular, a director or an executive officer of any company that, while the person was acting in that capacity, or within a year of that person ceasing to act in the capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets or made a proposal under any legislation relating to bankruptcies or insolvency.

No proposed director of the Company has, within 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Penalties and Sanctions

No proposed director has been subject to, or entered into a settlement agreement resulting from:

(a)	a court order relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

REAPPOINTMENT OF AUDITOR

At the Meeting, shareholders will be asked to pass an ordinary resolution reappointing KPMG LLP as the auditor of the Company, to hold office until the next annual meeting of shareholders or until such firm is removed from office or resigns as provided by law, and to authorize the Board to fix the remuneration to be paid to the auditor. KPMG LLP of Vancouver, British Columbia was appointed as the auditor of the Company on April 6, 2015.

Management recommends that shareholders vote FOR the appointment of KPMG LLP.

STATEMENT OF EXECUTIVE COMPENSATION

Definitions

For the purpose of this Information Circular:

“company” includes other types of business organizations such as partnerships, trusts and other unincorporated business entities;

“compensation securities” includes stock options, convertible securities, exchangeable securities and similar instruments including stock appreciation rights, deferred share units and restricted stock units granted or issued by the Company or one of its subsidiaries for services provided or to be provided, directly or indirectly, to the Company or any of its subsidiaries;

“external management company” includes a subsidiary, affiliate or associate of the external management company;

“named executive officer” or “NEO” means each of the following individuals:

(a)	each individual who, in respect of the Company, during any part of the most recently completed financial year, served as chief executive officer, including an individual performing functions similar to a chief executive officer;

(b)	each individual who, in respect of the Company, during any part of the most recently completed financial year, served as chief financial officer, including an individual performing functions similar to a chief financial officer;

(c)	in respect of the Company and its subsidiaries, the most highly compensated executive officer other than the individuals identified in paragraphs (a) and (b) at the end of the most recently completed financial year whose total compensation was more than $150,000, as determined in accordance with subsection 1.3(5) of Form 51-102FV6 Statement of Executive Compensation – Venture Issuers, for that financial year; and

(d)	each individual who would be an named executive officer under paragraph (c) but for the fact that the individual was not an executive officer of the Company, and was not acting in a similar capacity, at the end of that financial year;

“plan” includes any plan, contract, authorization, or arrangement, whether or not set out in any formal document, where cash, compensation securities or other property may be received, whether for one or more persons; and

“underlying securities” means any securities issuable on conversion, exchange or exercise of compensation securities.

Director and Named Executive Officer Compensation

The following table discloses the compensation paid to each NEO and director for each of the Company’s two most recently completed financial years. All compensation paid by the Company to NEOs who are also directors was in respect of their NEO role(s).

Table of Compensation Excluding Compensation Securities
Name and Position	Year Ended December 31,	Salary, Consulting Fee, Retainer or Commission ($)	Bonus ($)	Committee or Meeting Fees ($)	Value of Perquisites ($)	Value of All Other Compensation ($)	Total Compensation ($)
Cory Brandolini Chairman, Former CEO, Director	2016	84,457	49,000 (1)	Nil	Nil	Nil	133,457
	2015	80,339	2,500 (1)	Nil	Nil	88,500 (2)	171,339
Cameron Shippit CFO, Secretary, Director	2016	84,457	49,000 (1)	Nil	Nil	Nil	133,457
	2015	80,339	2,500 (1)	Nil	Nil	88,400 (2)	171,239
Thomas Rossiter President, CEO, Director	2016	127,923	3,000	Nil	Nil	Nil	130,923
	2015	123,438	2,500 (1)	Nil	Nil	Nil	125,938
Adrian Barrett Director	2016	Nil	Nil	Nil	Nil	Nil	Nil
	2015	Nil	Nil	Nil	Nil	Nil	Nil
J. Chris Morgando Director	2016	Nil	Nil	Nil	Nil	Nil	Nil
	2015	Nil	Nil	Nil	Nil	Nil	Nil
Pierre Chadi Director	2016	N/A	N/A	N/A	N/A	N/A	N/A
	2015	N/A	N/A	N/A	N/A	N/A	N/A
(1)	Represents a discretionary annual bonus.

(2)	In March 2015, the Company converted loans owed by its Chief Executive Officer and Chief Financial Officer to bonus compensation for services rendered by each executive in 2013.

Stock Options and Other Compensation Securities

The following table discloses the compensation securities granted or issued to each NEO and director in the most recently completed financial year for services provided or to be provided, directly or indirectly, to the Company or any of its subsidiaries.

Compensation Securities
Name and Position	Type of Compensation Security	Number of Compensation Securities, Number of Underlying Securities and Percentage of Class	Date of Issue or Grant	Issue, Conversion or Exercise Price ($)	Closing Price of Security or Underlying Security on Date of Grant ($)	Closing Price of Security or Underlying Security at Year End ($)	Expiry Date
Cory Brandolini (1) Chairman, Former CEO, Director	N/A	Nil	N/A	N/A	N/A	N/A	N/A
Cameron Shippit (2) CFO, Secretary, Director	Options (3)	23,200 (23,200) <0.1%	May 2, 2016	2.00	2.00	1.30	May 2, 2021
Thomas Rossiter (4) President, CEO, Director	Options (3)	237,750 (237,750) 0.6%	May 2, 2016	2.00	2.00	1.30	May 2, 2021
Adrian Barrett (5) Director	N/A	Nil	N/A	N/A	N/A	N/A	N/A
J. Chris Morgando (6) Director	N/A	Nil	N/A	N/A	N/A	N/A	N/A
Pierre Chadi (7) Director	N/A	Nil	N/A	N/A	N/A	N/A	N/A
(1)	As of December 31, 2016, Mr. Brandolini did not hold any compensation securities.

(2)	As of December 31, 2016, Mr. Shippit held only the compensation securities and underlying securities disclosed above.

(3)	All of these compensation securities vested immediately upon grant.

(4)	As of December 31, 2016, Mr. Rossiter held only the compensation securities and underlying securities disclosed above.

(5)	As of December 31, 2016, Mr. Barrett did not hold any compensation securities.

(6)	As of December 31, 2016, Mr. Morgando did not hold any compensation securities.

(7)	As of December 31, 2016, Mr. Chadi did not hold any compensation securities.

No NEO or director exercised any compensation securities during the Company’s most recently completed financial year.

Stock Option Plans and Other Incentive Plans

Amended and Restated Stock Option Plan

General

On May 2, 2016, the Board adopted the Company’s second amended and restated stock option plan (the “Plan”).

The Plan provides for awards of incentive stock options. Subject to the provisions of the Plan relating to adjustments upon changes in the Company’s common shares, the number of shares reserved for issuance pursuant to the exercise of options granted under the plan shall not exceed 20% of the issued and outstanding common shares at the date of grant of any options. As of May 30, 2017, options exercisable to purchase 6,024,200 common shares have been granted under the Plan or its predecessor.

Purpose

The Board adopted the Plan to provide a means by which the Company’s directors, officers, employees and consultants may be given an opportunity to benefit from increases in the value of the common shares, to assist in attracting and retaining the services of such persons, to bind the interests of eligible recipients more closely to the Company’s interests by offering them opportunities to acquire common shares and to afford such persons share-based compensation opportunities that are competitive with those afforded by similar businesses.

Administration

Unless it delegates administration to a committee, the Board administers the Plan. Subject to the provisions of the Plan, the Board has the power to, in its discretion: (a) grant options to eligible persons; (b) determine the terms, limitations, restrictions and conditions respecting such grants; (c) interpret the Plan and adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Plan as it shall from time to time deem advisable; and (d) make all other determinations and take all other actions in connection with the implementation and administration of the Plan.

Eligibility

Incentive stock options may be granted under the Plan only to employees, directors and consultants of the Company and its affiliates.

Terms of Options

Subject to certain limited exceptions, the exercise price of stock options may not be less than the greater of the closing market prices on the trading day immediately preceding the date of grant of the options and on the date of grant of the options.

The Board may, in its absolute discretion, upon granting options specify a particular time period or periods following the date of grant during which an optionee may exercise the options and may designate the exercise price and the number of common shares in respect of which such optionee may exercise the options during each such time period.

If a director, officer or consultant who has been granted options ceases to act as such for any reason other than death, such director, officer or consultant shall have the right to exercise any vested options not exercised prior to such termination within a period of 90 calendar days after the date of termination, or such shorter period as may be set out in the optionee’s option agreement. In the case of employees, such right terminates immediately upon the cessation of the employee’s employment relationship with the Company.

Effect of Certain Corporate Events

If a bona fide offer to purchase the Company’s common shares is made to an optionee or to shareholders generally or to a class of shareholders which includes the optionee (an “Offer”), which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Company as defined in Subsection 1(1) of the Securities Act (British Columbia), then the Company shall, upon receipt of notice of the Offer, notify each optionee of full particulars of the Offer, whereupon all options will become vested and may be exercised in whole or in part by such optionee so as to permit such optionee to tender any shares issued upon such exercise (each, an “Option Share”) pursuant to the Offer.

If at any time options remains unexercised with respect to any unissued Option Shares and an Offer is made by an offeror, the Board may, upon notifying each optionee of full particulars of the Offer, declare all Option Shares issuable upon the exercise of options vested, and declare that the expiry date for the exercise of all unexercised options granted is accelerated so that all options will either be exercised or will expire prior to the date upon which common shares must be tendered pursuant to the Offer.

If a change of control occurs, all options will become vested and may be exercised in whole or in part by the applicable optionee.

Duration, Amendment and Termination

The Board may suspend or terminate the Plan without shareholder approval or ratification, subject to certain restrictions, at any time or from time to time.

The Board may also amend the Plan at any time, and from time to time. The Board may submit any other amendment to the Plan for shareholder approval in its discretion.

Employment, Consulting and Management Agreements

Cory Brandolini

In May 2015, we entered into an employment agreement with Cory Brandolini, pursuant to which Mr. Brandolini agreed to serve as our Chief Executive Officer for an initial term of 24 months. The employment agreement provides that Mr. Brandolini is to receive an annual base salary of $78,000. Mr. Brandolini is also eligible to participate in all annual bonus, incentive, stock option, savings and retirement plans, policies and programs applicable generally to our senior executives.

Under Mr. Brandolini’s employment agreement, we may terminate his employment with or without “Cause” (as described below) at any time. If we terminate Mr. Brandolini’s employment without cause or he resigns for “Good Reason” (as described below) we will continue to pay Mr. Brandolini in monthly installments, as severance pay, his full base salary in effect at the time of such termination, for a period of 15 months.

On April 12, 2017, Mr. Brandolini resigned as our Chief Executive Officer and was replaced by Thomas Rossiter, our President. This resignation had no impact on the compensation payable by us under the foregoing employment agreement since Mr. Brandolini continues to serve as the executive Chairman of the Board.

Thomas Rossiter

In May 2015, we entered into an employment agreement with Thomas Rossiter, pursuant to which Mr. Rossiter agreed to serve as our President for an initial term of 24 months. The employment agreement provides that Mr. Rossiter is to receive an annual base salary of $120,000. Mr. Rossiter is also eligible to participate in all annual bonus, incentive, stock option, savings and retirement plans, policies and programs applicable generally to our senior executives. Additionally, Mr. Rossiter’s employment agreement contemplates that he will be awarded option(s) within the first 12 months of his employment to purchase in the aggregate up to 1.75 million of our common shares equal to our stock price on the date of the respective grant. The vesting schedule and terms of the option grants are at our Board’s discretion and are to be determined at the time of grant. To date, no options have been granted.

Under Mr. Rossiter’s employment agreement, we may terminate his employment with or without “Cause” at any time. If we terminate Mr. Rossiter’s employment without cause or he resigns for “Good Reason”, we will continue to pay Mr. Rossiter in monthly installments, as severance pay, his full base salary in effect at the time of such termination, for a period of 15 months.

Cameron Shippit

In May 2015, we entered into an employment agreement with Cameron Shippit, pursuant to which Mr. Shippit agreed to serve as our Chief Financial Officer for an initial term of 24 months. The employment agreement provides that Mr. Shippit is to receive an annual base salary of $78,000. Mr. Shippit is also eligible to participate in all annual bonus, incentive, stock option, savings and retirement plans, policies and programs applicable generally to our senior executives.

Under Mr. Shippit’s employment agreement, we may terminate his employment with or without “Cause” at any time. If we terminate Mr. Shippit’s employment without cause or he resigns for “Good Reason”, we will continue to pay Mr. Shippit in monthly installments, as severance pay, his full base salary in effect at the time of such termination, for a period of 15 months.

All of our executive employment agreements contain standard confidential information and non-compete provisions. In addition, as a condition to the employment agreement, the respective officer has entered into an intellectual property assignment agreement with us for the purpose of transferring and assigning to us any and all work product created, developed or acquired by the officer prior to the date of the employment agreement.

“Cause” for purposes of the executive employment agreements means that the executive has: (i) committed gross negligence or willful misconduct with respect to the Company; (ii) substantially and repeatedly failed to perform his duties as reasonably directed by the Board; (iii) committed a material breach of his employment agreement; (iv) failed for any reason to correct, cease or otherwise alter any failure to comply with instructions or other action or omission which does or may materially or adversely affect the Company’s business or operations; (v) committed misconduct which is of such a serious or substantial nature that a reasonable likelihood exists that such misconduct will materially injure our reputation if he were to remain employed by us; (vi) continued to perform in a substandard manner; (vii) been convicted by or entered a plea of guilty or no contest in a court of competent and final jurisdiction for any felony or indictable offence; (viii) committed an act of fraud, whether prior to or subsequent to the date of his employment, upon the Company or any of its affiliates; or (ix) engaged in harassing or discriminating behavior against the Company’s employees, customers or vendors in violation of law.

“Good Reason” means: (i) there is a reduction in, or failure to pay, the base salary or any other payments or benefits due to the executive; or (ii) the Company commits a material breach of any of the terms of the employment agreement.

Oversight and Description of Director and Named Executive Officer Compensation

The Board is responsible for determining, by way of discussions at Board meetings, the compensation to be paid to our executive officers and directors. We currently do not have a formal compensation program with specific performance goals or similar conditions; however, the performance of each individual is considered along with our ability to pay compensation and our results of operation for the period. We do not use any benchmarking in determining compensation or any element of compensation.

Any salary paid to our named executive officers is dependent upon our finances as well as the performance of each of the NEOs.

Our compensation program for all of our employees, including our executive officers, consists of long-term incentive compensation comprised of share options and base salaries. This program is designed to achieve the following key objectives:

●	to support our overall business strategy and objectives;

●	to provide market competitive compensation that is substantially performance-based;

●	to provide incentives that encourage superior corporate performance and retention of highly skilled and talented employees; and

●	to align executive compensation with corporate performance and therefore shareholders’ interests.

The value of this program is used as a basis for assessing the overall competiveness of our compensation package. The fixed element of compensation provides a competitive base of secure compensation required to attract and retain executive talent. The variable performance-based, or “at risk” compensation, is designed to encourage both short-term and long-term performance by our employees. At more senior levels of the organization, a significant portion of compensation eligible to be paid is variable performance based compensation which places a greater emphasis on rewarding employees for their individual contributions, the business results of our company and creating long-term value for our shareholders.

At present, the Board does not evaluate the implications of the risks associated with our current compensation policies and practices as we are still developing our business and our management is focusing their time and attention on our operations.

We do not have a compensation committee or any formal compensation policies at this time.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director, executive officer or employee of the Company or any of its subsidiaries, former director, executive officer or employee of the Company or any of its subsidiaries, proposed nominee for election as a director of the Company, or any associate of any of the foregoing, (i) is or has been indebted to the Company or any of its subsidiaries at any time since the beginning of the most recently completed financial year, or (ii). is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries at any time since the beginning of the most recently completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, no: (a) director, proposed director or executive officer of the Company; (b) person or company who beneficially owns, directly or indirectly, common shares or who exercises control or direction of common shares, or a combination of both carrying more than 10% of the voting rights attached to the outstanding common shares (an “Insider”); (c) director or executive officer of an Insider; or (d) associate or affiliate of any of the directors, executive officers or Insiders, has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company, except with an interest arising from the ownership of common shares where such person or company will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of the same class of common shares.

AUDIT COMMITTEE DISCLOSURE

National Instrument 52-110 Audit Committees (“NI 52-110”) requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its Audit Committee and its relationship with its auditor.

Audit Committee Charter

On April 27, 2010, we adopted an audit committee charter, the text of which is included as Schedule A to this Information Circular.

Composition of Audit Committee

Our Audit Committee is comprised of Cory Brandolini, Adrian Barrett and J. Chris Morgando. Mr. Morgando and Mr. Barrett are independent directors within the meaning of NI 52-110. The chairman of the Audit Committee is J. Chris Morgando. All members of the Audit Committee are financially literate. “Financial literacy” is considered to be the ability to read and understand a company’s fundamental financial statements, including a company’s balance sheet, statement of income (loss) and cash flow. The members of the Audit Committee are appointed by the Board at its first meeting following the annual shareholders’ meeting to serve one year terms and are permitted to serve an unlimited number of consecutive terms.

Relevant Education and Experience

In addition to each member’s general business experience, the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member is as follows:

Cory Brandolini has served as a director of the Company since June 4, 2009. He also served as a director of Pure Living Media Inc. (formerly TinyMassive Technologies Inc. and now, Seahawk Ventures Inc.), a CSE listed issuer, from December 2009 to January 2012. He also worked as an investment advisor at various securities firms, including Gateway Investment Advisors, LLC from 2003 to 2007, Octagon Capital Corporation from 2000 to 2003 and Wolverton Securities Ltd. from 1988 to 2000.

J. Chris Morgando has served as a director of the Company since June 5, 2009. He also served as a director and VP of Corporate Development of Pure Living Media Inc. (formerly TinyMassive Technologies Inc. and now, Seahawk Ventures Inc.), a CSE listed issuer, from March 2010 to June 2011, as well as its interim President, CEO and COO for the month of March 2010. Mr. Morgando was also the President, CEO, Interim CFO and a director of Helpeo, Inc., an OTC Bulletin Board quoted company, from January 2010 until November 2012, and has experience as a director and officer of a private company, Cinematx Digital Inc., where he acted as the President, CFO, Secretary and a director from September 2007 to September 2014. Mr. Morgando was also instrumental as early-stage investor and advisor to Teleo, Inc., a technology company which was acquired by Microsoft in 2005. Currently, Mr. Morgando serves as a director of 1st One Hundred, LLC; a US real estate fund that partners with common interest communities to strengthen neighborhood associations.

Adrian Barrett has served as a director of the Company since December 7, 2009. He is the Founder and Chairman of Lightmaker Group Ltd., a holding company for several award-winning website and application design-and-build agencies, first established on October 1, 1997. He is also the Founder and Chairman of Lightmaker UK Ltd. since September 1999; Lightmaker USA Inc. since November 2005; Lightmaker Vancouver (Internet) Inc. since August 2007; and Lightmaker Property Manager (LMPM) Inc. since March 2012. Mr. Barrett holds a Bachelor of Science (BSc Hons) in Economics and Business from the University of Wales, United Kingdom.

Reliance on Certain Exemptions

At no time since the commencement of our most recently completed financial year have we relied on the exemption in sections 2.4 (De Minimis Non-audit Services) of NI 52-110 or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pursuant to section 6.1 of NI 52-110, as a venture issuer we are relying on the exemption from the audit committee composition requirements and certain reporting obligations found in Parts 3 and 5 of NI 52-110.

Audit Committee Oversight

At no time since the commencement of our most recently completed financial year did the Board not adopt a recommendation of the Audit Committee to nominate or compensate an auditor.

Pre-Approval Policies and Procedures

Our Audit Committee is required to approve the engagement of our auditor in respect of non-audit services.

Auditor Service Fees

The aggregate fees billed by our auditor for the last two fiscal years are provided below.

Audit Service Fees	Fiscal Year Ended December 31, 2016 ($)	Fiscal Year Ended December 31, 2015 ($)
Audit Fees (1)	46,000	142,500
Audit-Related Fees (2)	—	—
Tax Fees (3)	29,636	13,500
All other fees (4)	—	—
Total	75,636	156,050

(1)	Aggregate fees billed (or accrued) by our auditor for audit services.

(2)	Aggregate fees billed (or accrued) by our auditor for audit-related services.

(3)	Aggregate fees billed (or accrued) by our auditor for professional services rendered for tax compliance, tax advice and tax planning.

(4)	Aggregate fees billed (or accrued) by our auditor and not included above.

MANAGEMENT CONTRACTS

Except as described elsewhere in this Information Circular, there are no management functions of the Company that are, to any substantial degree, performed by a person other than the directors or executive officers of the Company.

CORPORATE GOVERNANCE

Maintaining a high standard of corporate governance is a priority for the Board and the Company’s management believes that effective corporate governance will help create and maintain shareholder value in the long term. A description of the Company’s corporate governance practices, which addresses the matters set out in National Instrument 58-101 Disclosure of Corporate Governance Practices, is set out below.

Board of Directors

The Board currently consists of six members: an executive chairman (Cory Brandolini), two executive directors (Thomas Rossiter and Cameron Shippit) and three non-executive directors (Adrian Barrett, J. Chris Morgando and Pierre Chadi). These last three are not officers or employees of the Company or of an affiliate of the Company and are, thus, independent. Mr. Rossiter is our President and Chief Executive Officer and Mr. Shippit is our Chief Financial Officer and Secretary.

The Board facilitates its exercise of independent supervision over the Company’s management through frequent meetings of the Board.

Role of Board in Risk Oversight Process

Risk assessment and oversight are an integral part of our governance and management processes. The Board encourages management to promote a culture that incorporates risk management into our corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks facing us. Throughout the year, senior management reviews these risks with the Board at regular board meetings as part of management presentations that focus on particular business functions, operations or strategies, and presents the steps taken by management to mitigate or eliminate such risks. The Board does not have a standing risk management committee, but rather administers this oversight function directly through the Board as a whole.

Directorships

None of our current directors, or any individuals to be nominated for election as directors at the Meeting, serve as a director or officer of any other reporting issuer (or the equivalent) as at the date of this Information Circular.

Orientation and Continuing Education

The Board briefs all new directors with respect to the policies of the Board and other relevant corporate and business information. The Board does not provide any continuing education, but does encourage directors to individually and as a group keep themselves informed on changing corporate governance and legal issues. Directors are individually responsible for updating their skills required to meet their obligations as directors. In addition, the Board undertakes strategic planning sessions with management.

Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by our governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Notwithstanding the foregoing, on April 29, 2016 we adopted a written code of ethics and business conduct that applies to our directors, officers and employees. This code set out basic principles and covers a wide range of business practices and procedures including, among other things, compliance with laws and regulations; avoidance of conflicts of interest; confidential information; insider trading; record-keeping; corporate opportunities; and the public disclosure of information required by applicable securities laws.

We have not yet posted a copy of the code on our corporate website, but intend to do so in the near future.

Nomination of Directors

The Board is responsible for identifying individuals qualified to become new Board members and recommending to the Board new director nominees for the next annual meeting of shareholders.

New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Company, the ability to devote the required time, show support for the Company’s mission and strategic objectives, and a willingness to serve.

Compensation

The Board conducts reviews with regard to the compensation of the directors and Chief Executive Officer once a year. To make its recommendations on such compensation, the Board informally takes into account the types of compensation and the amounts paid to directors and officers of comparable publicly traded Canadian companies.

At present, no compensation (other than the grant of incentive stock options) is paid to the directors of the Company in their capacity as directors. The Board does not currently have a compensation committee.

Other Board Committees

The Board has no other committees other than the Audit Committee.

Assessments

The Board regularly monitors the adequacy of information given to directors, communications between the Board and management and the strategic direction and processes of the Board and its committees. The Board is currently responsible for assessing its own effectiveness, the effectiveness of individual directors and the effectiveness of the audit committee.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as disclosed elsewhere in this Information Circular, no director or executive officer of the Company who was a director or executive officer since the beginning of the last financial year, each proposed nominee for election as a director of the Company, or any associate or affiliates of any such directors, officers or nominees, has any material interest, direct or indirect, by way of beneficial ownership of common shares or other securities in the Company or otherwise, in any matter to be acted upon at the Meeting other than the election of directors.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Shareholders may contact the Company at its head office by mail at 1550 – 401 West Georgia Street, Vancouver, BC V6B 5A1, to request copies of the Company’s financial statements and related Management’s Discussion and Analysis (the “MD&A”). Financial information is provided in the audited financial statements and MD&A of the Company for its financial year ended December 31, 2016.

OTHER MATTERS

Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice. However, if any other matters that are not known to management should properly come before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein to vote on such matters in accordance with their best judgment.

APPROVAL OF THE BOARD OF DIRECTORS

The content of this Information Circular has been approved and the delivery of it to each shareholder of the Company entitled thereto and to the appropriate regulatory agencies has been authorized by the Board.

Dated at Vancouver, British Columbia as of May 30, 2017.

ON BEHALF OF THE BOARD

“Cameron Shippit”
Cameron Shippit
Chief Financial Officer, Secretary and Director

SCHEDULE A

RESAAS SERVICES INC.
(the “Company”)

AUDIT COMMITTEE CHARTER

This Charter establishes the composition, the authority, roles and responsibilities and the general objectives of the Company’s audit committee, or its Board of Directors in lieu thereof (the “Audit Committee”). The roles and responsibilities described in this Charter must at all times be exercised in compliance with the legislation and regulations governing the Company and any subsidiaries.

Composition

(i)	Number of Members. The Audit Committee must be comprised of a minimum of three directors of the Company, a majority of whom will be independent. Independence of the board members will be as defined by applicable legislation.

(ii)	Chair. If there is more than one member of the Audit Committee, members will appoint a chair of the Audit Committee (the “Chair”) to serve for a term of one (1) year on an annual basis. The Chair may serve as the chair of the Audit Committee for any number of consecutive terms.

(iii)	Financially Literacy. All members of the audit committee will be financially literate as defined by applicable legislation. If upon appointment a member of the Audit Committee is not financially literate as required, the person will be provided with a period of three months to acquire the required level of financial literacy.

Meetings

(i)	Quorum. The quorum required to constitute a meeting of the Audit Committee is set at a majority of members.

(ii)	Agenda. The Chair will set the agenda for each meeting, after consulting with management and the external auditor. Agenda materials such as draft financial statements must be circulated to all Audit Committee members for members to have a reasonable amount of time to review the materials prior to the meeting.

(iii)	Notice to Auditors. The Company’s auditors (the “Auditors”) will be provided with notice as necessary of any Audit Committee meeting, will be invited to attend each such meeting and will receive an opportunity to be heard at those meetings on matters related to the Auditor’s duties.

(iv)	Minutes. Minutes of the Audit Committee meetings will be accurately recorded, with such minutes recording the decisions reached by the committee.

Roles and Responsibilities

The roles and responsibilities of the Audit Committee include the following:

External Auditor

The Audit Committee will:

(i)	Selection of the External Auditor. Select, evaluate and recommend to the Board, for shareholder approval, the Auditor to examine the Company’s accounts, controls and financial statements.

(ii)	Scope of Work. Evaluate, prior to the annual audit by the Auditors, the scope and general extent of the Auditor’s review, including the Auditor’s engagement letter.

(iii)	Compensation. Recommend to the Board the compensation to be paid to the external auditors.

(iv)	Replacement of Auditor. If necessary, recommend the replacement of the Auditor to the Board.

(v)	Approve Non-Audit Related Services. Pre-approve all non-audit services to be provided by the Auditor to the Company or its subsidiaries.

(vi)	Direct Responsibility for Overseeing Work of Auditors. Must directly oversee the work of the Auditor. The Auditor must report directly to the Audit Committee.

(vii)	Resolution of Disputes. Assist with resolving any disputes between the Company’s management and the Auditors regarding financial reporting.

Consolidated Financial Statements and Financial Information

The Audit Committee will:

(viii)	Review Audited Financial Statements. Review the audited consolidated financial statements of the Company, discuss those statements with management and with the Auditor, and recommend their approval to the Board.

(ix)	Review of Interim Financial Statements. Review and discuss with management the quarterly consolidated financial statements, and if appropriate, recommend their approval by the Board.

(x)	MD&A, Annual and Interim Earnings Press Releases, Audit Committee Reports. Review the Company’s management discussion and analysis, interim and annual press releases, and audit committee reports before the Company publicly discloses this information.

(xi)	Auditor Reports and Recommendations. Review and consider any significant reports and recommendations issued by the Auditor, together with management’s response, and the extent to which recommendations made by the Auditor have been implemented.

Risk Management, Internal Controls and Information Systems

The Audit Committee will:

(xii)	Internal Control. Review with the Auditors and with management, the general policies and procedures used by the Company with respect to internal accounting and financial controls. Remain informed, through communications with the Auditor, of any weaknesses in internal control that could cause errors or deficiencies in financial reporting or deviations from the accounting policies of the Company or from applicable laws or regulations.

(xiii)	Financial Management. Periodically review the team in place to carry out financial reporting functions, circumstances surrounding the departure of any officers in charge of financial reporting, and the appointment of individuals in these functions.

(xiv)	Accounting Policies and Practices. Review management plans regarding any changes in accounting practices or policies and the financial impact thereof.

(xv)	Litigation. Review with the Auditors and legal counsel any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Company and the manner in which these matters are being disclosed in the consolidated financial statements.

(xvi)	Other. Discuss with management and the Auditors correspondence with regulators, employee complaints, or published reports that raise material issues regarding the Company’s financial statements or disclosure.

Complaints

(xvii)	Accounting, Auditing and Internal Control Complaints. The Audit Committee must establish a procedure for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls or auditing matters.

(xviii)	Employee Complaints. The Audit Committee must establish a procedure for the confidential transmittal on condition of anonymity by the Company’s employees of concerns regarding questionable accounting or auditing matters.

Authority

(i)	Auditor. The Auditor, and any internal auditors hired by the company, will report directly to the Audit Committee.

(ii)	To Retain Independent Advisors. The Audit Committee may, at the Company’s expense and without the approval of management, retain the services of independent legal counsels and any other advisors it deems necessary to carry out its duties and set and pay the monetary compensation of these individuals.

Reporting

The Audit Committee will report to the Board on:

(i)	the Auditor’s independence;

(ii)	the performance of the Auditor and any recommendations of the Audit Committee in relation thereto;

(iii)	the reappointment and termination of the Auditor;

(iv)	the adequacy of the Company’s internal controls and disclosure controls;

(v)	the Audit Committee’s review of the annual and interim consolidated financial statements;

(vi)	the Audit Committee’s review of the annual and interim management discussion and analysis;

(vii)	the Company’s compliance with legal and regulatory matters to the extent they affect the financial statements of the Company; and

(viii)	all other material matters dealt with by the Audit Committee.